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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File No.:0-20222

(Check One) [X ] Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1999
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                     PRINCETON DENTAL MANAGEMENT CORPORATION


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Full Name of Registrant

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Former Name if Applicable





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                              7421 West 100th Place
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Address of Principal Executive Office (STREET AND NUMBER)

                           BRIDGEVIEW, ILLINOIS 60455
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City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20 - F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company's Annual Report on Form 10-KSB for the period ended December 31, 1999 cannot be filed within the prescribed time period without unreasonable effort or expense until the Company completes its accounting review and properly accounts for certain expenses. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date. In addition, while the Company anticipates filing its Form 10-KSB as soon as practicable, the Company has not been able to arrange for an audit of its 1999 financials due to the Company's ongoing financial difficulties and the Form 10-KSB which is filed will not contain an independent auditor's report.

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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     FRANK L. LAPORT                    708                  974-4000
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         (Name)                      (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The Company anticipates reporting a Net Loss of approximately $1,200,000 for the twelve month period ended December 31, 1999 versus a Net Loss of approximately $1,618,476 for the twelve month period ended December 31, 1998; however, as further set forth in Part III, the Company cannot provide an exact figure until completing its accounting review and properly accounting for certain expenses.

     In addition, as previously disclosed, the Company, along with all of its operating subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. These voluntary petitions were filed on October 1, 1999 in the United States Bankruptcy Court of the Middle District of Florida, Tampa Division (Case No. 99-16012-8C1).

     Finally, as indicated, while the Company anticipates filing its Form 10-KSB as soon as practicable, the Company has not been able to arrange for an audit of its 1999 financials due to the Company's ongoing financial difficulties and the Form 10-KSB which is filed will not contain an independent auditor's report

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                     PRINCETON DENTAL MANAGEMENT CORPORATION

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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 30, 2000           By  /s/ Frank L. Laport
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                                     Frank L. Laport
                                     Chairman and CEO


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.